Exhibit 99.1

Innoviz Strengthens Board of Directors with Industry
Executives to Support Next Chapter of Growth as a Global
Automotive LiDAR Leader

•	Stefan Jacoby brings CEO- and President-level experience from General Motors, Volvo, Volkswagen, and Mitsubishi

•	Alexander von Witzleben brings board and executive-level experience from Arbonia AG, Feintool International, and JENOPTIK AG

Tel Aviv, Israel – January 5, 2024 –  Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 supplier of high-performance, automotive grade LiDAR sensors and perception software, today announced the expansion of its board of directors with two new members – Stefan Jacoby, former Executive Vice President at General Motors and head of its International Operations, and Alexander von Witzleben, former CEO of Arbonia AG.

“We are excited to welcome Stefan and Alexander to Innoviz’s Board and to benefit from their contributions as we embark on our next stage of growth,” said Omer Keilaf, CEO and Co-Founder of Innoviz. “2023 was a breakthrough year for Innoviz as we transitioned into series production, delivered program expansions, and executed on a record level of activity in our RFI and RFQ pipeline. The diverse skills and experience that Stefan and Alexander bring to Innoviz will be valuable as we strive to become a market leader in automotive LiDAR in 2024 and beyond.”

Stefan Jacoby brings a tremendous amount of experience in the automotive industry. His long tenure includes positions as CEO and President of Mitsubishi Motors Europe, CEO and President of Volkswagen Group of America, Global CEO and President of Volvo Cars, and Executive Vice President and President of General Motors International.

“Safe and reliable Level 3 autonomous driving requires the use of automotive LiDAR and powerful perception software,” said Mr. Jacoby. “Innoviz is a technology leader with the potential to capture a meaningful portion of this rapidly growing market, and I am excited to be a part of their journey.”

Alexander von Witzleben has extensive experience in high volume manufacturing and global operations in automotive, industrial and consumer end markets. Mr. von Witzleben brings over 20 years of board and executive-level experience with Arbonia AG, Feintool International, and JENOPTIK AG.

“Innoviz is in an important transition as it evolves from design and engineering into series production and manufacturing,” said Mr. von Witzleben. “It’s exciting to contribute leadership and guidance to a company that is at such a critical inflection point in its growth trajectory.”

With these appointments, Innoviz will have a total of nine directors with a global footprint encompassing Europe, the United States and the Middle East. Biographies of the board members can be found here.

About Innoviz

Innoviz is a global leader in LiDAR technology, serving as a Tier 1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz.tech.com .

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Media@innoviz-tech.com

Investor Contact

Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the SEC on March 9, 2023 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations